EXHIBIT 99.1

November 2, 2020

INDEPENDENT PROXY ADVISORY FIRMS, ISS AND GLASS LEWIS, SUPPORT A PROPOSED ARRANGEMENT

INVOLVING CORAL GOLD RESOURCES LTD. AND NOMAD ROYALTY COMPANY LTD.

Coral Gold Resources Ltd. (TSX-V – CLH; OTCQX: CLHRF; “Coral” or the “Company”) is pleased to announce that Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”), have each recommended that shareholders vote in favour of the plan of arrangement (the “Plan of Arrangement”) involving Coral, its Shareholders and Nomad Royalty Company Ltd. (“Nomad”), as announced on August 24, 2020.

ISS and Glass Lewis are two leading independent proxy advisory firms who make voting recommendations to their subscribers, including institutional investors.

Recommendation to Shareholders of Coral

In reaching its conclusion, ISS noted that “The provisions of the arrangement agreement are the result of arm’s length negotiations conducted among representatives of Nomad and Coral and their respective legal advisors. The rationale behind the acquisition appears sound. The consideration represents approximately a 77 percent premium to the 20-day VWAP. The transaction will give shareholders the ability to participate in a diverse portfolio of assets, a potential dividend yield and equity ownership of a larger company with greater capital markets presence.

Glass Lewis also noted, “In our view, the proposed merger should provide shareholders with a host of potential benefits. Since the bulk of the merger consideration will be paid in Nomad shares, former Coral shareholders will have the opportunity to participate in the potential future upside of a larger, dividend-paying metals royalty firm that is expected to have broader operational scale, better access to capital and a greater presence in the capital markets compared to the Company on a standalone basis. Further, whereas Coral only has a single material mining asset (the Robertson Royalty), Nomad has a diversified portfolio of royalties, streams and gold loans that Coral shareholders will be able to gain exposure to via the stock consideration.

From a financial standpoint, the board highlights the substantial implied market premium of the merger consideration over the Company's recent unaffected closing prices. The Company's independent financial adviser has also rendered a favorable fairness opinion in respect of the merger consideration to be received by the Company's shareholders. The financial adviser's conclusion was supported by the findings from its market-based analyses, including a review of price-to-NAV multiples observed in selected sets of royalty firms and development-stage gold mining firms (both including and excluding a control premium) and selected sets of industry-specific precedent transactions.”

Reasons and Benefits of the Plan of Arrangement

✓	The Consideration represents a significant premium on the market price of the Shares based on Nomad and Coral’s respective August 21, 2020 closing prices on the TSX and TSXV;

✓	The Arrangement provides the Shareholders of Coral with exposure to Nomad’s diversified portfolio of royalties, streams and gold loans, including the Robertson Royalty;

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✓	As Nomad continues to scale its business and grow its portfolio, the Nomad Shares may continue to appreciate in value (although there can be no assurance this will occur, as the Nomad Shares may decrease in value); and

✓	Nomad’s portfolio of assets provides a diversified source of free cash flow which have the potential to pay dividends to its shareholders.

Coral Meeting

The annual general and special meeting of the holders of common shares (the “Shareholders”) will be held at Suite 3200, 650 West Georgia Street, Vancouver, British Columbia, at 11:00 a.m. (Vancouver time) on November 12, 2020.

Meeting Materials

To ensure an informed decision is made, Shareholders are encouraged to read the Management Information Circular which can be found on the Company’s SEDAR profile at www.sedar.com and have been uploaded to the Company’s website at: https://www.coralgold.com/investors/agm/.

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

The proxy voting deadline is 11:00 a.m. (Vancouver time) on Monday, November 9, 2020.
Shareholders are encouraged to vote today via internet or telephone.
The Board of Directors of Coral UNANIMOUSLY recommends Shareholders vote
IN FAVOUR all resolutions being proposed at the Shareholder’s meeting.

Shareholder Information and Questions

Shareholders who have questions or need assistance with voting their shares should contact Coral’s proxy solicitation agent, Laurel Hill Advisory Group.

Laurel Hill Advisory Group

North America Toll Free: 1-877-452-7184

Collect Calls Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin,

President & Chief Executive Officer

Coral Gold Resources Ltd.

NEITHER THE TSX VENTURE EXCHANGE, NOR ITS REGULATION SERVICE PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

This release contains statements that are forward-looking statements and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks described in the information circular in relation to the arrangement, and which are inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.The company does not assume the obligation to update any forward-looking statement.

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